Exhibit 99.1

ABN 82 010 975 612 2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

PI-88 Phase III Update

Brisbane, Australia, 21 July 2013.  Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) (“Company”) today announces that its licensee, Medigen Biotechnology Corp. (“MBC”) has provided an update on its Phase III PATRON clinical trial of PI-88 being conducted in Taiwan, South Korea and China.

MBC is expecting to complete its enrolment of 500 patients for the PATRON trial by the end of the year. Further, MBC has advised that it is expecting to obtain approval from the Taiwan Food and Drug Administration (TDFA) pursuant to the Cross-Strait Pharmaceuticals R&D Scheme for PI-88 to be marketed in Taiwan and China by the end of next year at the earliest.

The PATRON trial is designed to confirm the efficacy and safety of PI-88 in the adjuvant treatment of hepatocellular carcinoma after surgical resection and is a randomised, placebo-controlled, multinational trial. Disease-free survival is employed as the primary endpoint for efficacy assessment.

Progen licenced the worldwide oncology rights of PI-88 to MBC in 2010 to complete product development and commercialisation of PI-88. Progen is entitled to milestone payments based upon the achievement of various stages of clinical development and royalties on sales following marketing approval.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.